FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13(a)-16 OR 15(d)-16 OF THE SECURITIES EXCHANGE ACT OF 1934

June 21, 2005

INEOS GROUP HOLDINGS Plc

(Exact name of registrant issuer as specified in its charter)

England and Wales
(Jurisdiction of incorporation or organisation)

Registration No: 333-87974

Hawkslease, Chapel Lane, Lyndhurst, Hampshire SO43 7FG, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover
Form 20-F or Form 40-F.

Form 20-F ☑      Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934

Yes ☐      No ☑

SIGNATURES

INEOS GROUP HOLDINGS plc

PRESS RELEASE
June 21, 2005

INEOS Group Holdings plc (‘INEOS Group’ or ‘The Company’) announces today that it has acquired Cytec’s Surface Speciality Amino Resins business for a net cash consideration of €64 million. The acquisition will be made by the Company’s wholly owned subsidiaries, INEOS Americas LLC and INEOS Melamines GmbH.

The business comprises manufacturing facilities at Fechenheim, Frankfurt, Germany and Indian Orchard, Massachusetts, USA, producing melamine-based specialities for the coating, tyre and woodworking industries.

The business employs 160 people including the Fechenheim and Indian Orchard workforce and management plus sales and marketing support at various locations. During 2004 the business generated sales of approximately €130 million. The business will be operated as a separate division of INEOS Group.

“This is a business which ideally meets our acquisition criteria with excellent people, assets and market positions and the heritage of a major chemical company. Furthermore, the business offers genuine synergies with INEOS Parafom, also located close to Frankfurt, in the formaldehyde and derivatives field,” according to INEOS Group Chairman, Jim Ratcliffe. INEOS Paraform is a separately owned company under common control with INEOS Group.

Completion of the transaction awaits approval by the Federal Trade Commission in the United States and the European Commission.

The acquisition will be funded by a further extension to our Interim Finance Facility, which we previously announced in February 2005. The Interim Finance Facility represents an interim position to enable the Company to proceed with its planned investments before a full refinancing takes place, likely to be later in the year.

John Reece
Director
INEOS Group Holdings plc

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on June 21, 2005.

INEOS GROUP HOLDINGS PLC
Registrant Issuer

/S/ JOHN REECE

John Reece
Director